================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                   SCHEDULE TO
                                 (RULE 14D-100)

                             TENDER OFFER STATEMENT
                UNDER SECTION 14(d)(1) OR SECTION 13(e)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)

                           --------------------------
                          GIGA INFORMATION GROUP, INC.
                      (Name Of Subject Company (Issuer))
                           --------------------------

                            FORRESTER RESEARCH, INC.
                           WHITCOMB ACQUISITION CORP.
                      (Names of Filing Persons (Offerors))

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                    37517M109
                      (CUSIP Number of Class of Securities)

                           --------------------------

                               Tim Moynihan, Esq.
                            Forrester Research, Inc.
                              400 Technology Square
                               Cambridge, MA 02139
                            Telephone: (617) 613-6000
                     (Name, address and telephone number of
                    person authorized to receive notices and
                   communications on behalf of filing persons)

                           --------------------------

                                   COPIES TO:

                             Keith F. Higgins, Esq.
                               Ann L. Milner, Esq.
                                  Ropes & Gray
                             One International Place
                           Boston, Massachusetts 02110
                            Telephone: (617) 951-7000

                            CALCULATION OF FILING FEE

================================================================================
    Transaction Valuation*                           Amount Of Filing Fee**
--------------------------------------------------------------------------------
          $60,000,000                                         $5,520
================================================================================

* Estimated solely for purposes of calculating amount of filing fee in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The calculation of the transaction valuation is based on 14,064,000 shares of common stock of Giga Information Group, Inc. ("Giga") at a purchase price of $4.75 per share. Such number includes all outstanding shares as of January 20, 2003, and assumes the exercise of all in-the-money stock options and warrants to purchase common stock of Giga which are exercisable in connection with the transaction.

**    Previously paid.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:                                                     N/A
Form or Registration No.:                                                   N/A
Filing Party:                                                               N/A
Date Filed:                                                                 N/A

[ ] Check the box if the filing relates to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]   third-party tender offer subject to Rule 14d-1.
[ ]   issuer tender offer subject to Rule 13e-4.
[ ]   going-private transaction subject to Rule 13e-3.
[ ]   amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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
      This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission on January 27, 2003 and amended on January 28, 2003 and February 13, 2003 by Forrester Research, Inc., a Delaware corporation ("Parent"), and Whitcomb Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (the "Purchaser"). The Schedule TO relates to the offer by the Purchaser to purchase all the outstanding shares of common stock, $0.001 par value per share (the "Shares"), of Giga Information Group, Inc., a Delaware corporation (the "Company"), together with the associated rights to purchase Series A Junior Preferred Stock, par value $0.001 per share, issued pursuant to the Rights Agreement dated as of February 18, 2000 between the Company and American Stock Transfer & Trust Co., at a purchase price of $4.75 per Share, net to the seller in cash, less any required withholding taxes and without interest thereon, upon the terms and subject to the conditions set forth in the related offer to purchase dated January 27, 2003 (the "Offer to Purchase"), and in the related letter of transmittal. Capitalized terms used and not otherwise defined herein have the meanings assigned thereto in the Schedule TO.

ITEMS 1 THROUGH 9 AND 11

      Items 1 through 9 and 11 of the Schedule TO which incorporate by reference the information contained in the Offer to Purchase are hereby amended as follows:

      1. The last paragraph in the section of the Offer to Purchase entitled "Acceptance for Payment and Payment" beginning on page 13 of the Offer to Purchase is hereby amended and restated to read in its entirety as follows:

            "The Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to Parent, or to one or more direct or indirect wholly owned subsidiaries of Parent, the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve the Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer. If the Purchaser transfers or assigns the right to purchase the Shares tendered pursuant to the Offer, Parent and the Purchaser will amend the Schedule TO that they have filed with the Commission and, if required by the applicable rules and regulations of the Commission, extend the Offer."

      2. The second paragraph in the section of the Offer to Purchase entitled "Contacts and Transactions with the Company; Background of the Offer" beginning on page 18 of the Offer to Purchase is hereby amended and restated to read in its entirety as follows:

            "In mid-December 2002, Mr. Colony approached Mr. Weiler to discuss the possibility of Parent acquiring the Company. During a meeting on December 19, 2002 between Mr. Weiler and Mr. Colony, Mr. Weiler offered that an acquisition of the Company in the $2 to $4 range did not make sense but that further discussions would make sense at a higher price."

                                   SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      WHITCOMB ACQUISITION CORP.

                                      By:  /s/ Tim Moynihan
                                           ------------------------------
                                            Name:  Tim Moynihan
                                            Title: President

                                      FORRESTER RESEARCH, INC.

                                      By:  /s/ Warren Hadley
                                           ------------------------------
                                            Name:  Warren Hadley
                                            Title: Chief Financial Officer


Dated:  February 19, 2003